EXECUTED ~~COPY~~

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2002

METSO CORPORATION
(Translation of registrant's name into English)

Fabianinkatu 9 A
P.O.Box 1220
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

METSO SIGNED FINAL CONTRACT FOR PULPING SYSTEM IN STENDAL KRAFT PULP MILL IN GERMANY

(Helsinki, Finland, September 27, 2002) – Metso Corporation's (NYSE: MX; HEX: MEO) fiber and paper technology business area Metso Paper has signed the final contract for pulping system in Zellstoff Stendal GmbH greenfield kraft pulp mill in Sachsen-Anhalt, Germany with the main contractor, RWE Industrie-Lösungen GmbH. The parties announced the contract in October 2001. Delivery includes a complete pulping process from woodhandling to ready made bales and a process automation system for the entire mill supplied by Metso Automation. The value of the contract is approx. EUR 135 million. The start-up of the mill is scheduled for October 2004.

The mill is designed for an annual capacity of 550,000 tonnes of bleached softwood market pulp. The chosen technology is specially designed for production of high quality end product with minimum environmental impact.

The main stakeholder of the new greenfield project is Mercer International Inc., the other owners being RWE and Fahr Beteiligungen AG. Zellstoff Stendal GmbH is located approx. 100 km west of Berlin.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation's core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2002

METSO CORPORATION

By: ______________________

Pekka Hölttä
Senior Vice President and
Corporate Treasurer

By: ______________________

Harri Luoto
Senior Vice President and
General Counsel